UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-8A

NOTIFICATION OF REGISTRATION FILED PURSUANT TO

SECTION 8(a) OF THE INVESTMENT COMPANY ACT OF 1940

The undersigned investment company hereby notifies the U.S. Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940 and in connection with such notification of registration submits the following information:

Name:   Manning & Napier Funds Trust

Address of Principal Business Office (No. & Street, City, State, Zip Code):

290 Woodcliff Drive

Fairport, NY 14450

Telephone Number (including area code): 585-325-6880

Name and address of agent for service of process:

Paul J. Battaglia

c/o Manning & Napier Funds Trust

290 Woodcliff Drive

Fairport, NY 14450

Copies to:

Timothy W. Levin, Esquire

Morgan, Lewis, & Bockius, LLP

2222 Market St.

Philadelphia, PA 19103-3007

and

Sean Graber, Esquire

Morgan, Lewis, & Bockius, LLP

2222 Market St.

Philadelphia, PA 19103-3007

Check Appropriate Box:

Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A: Yes ☒ No ☐

SIGNATURES

Pursuant to the requirements of the Investment Company Act of 1940, the Registrant has caused this notification of registration to be duly signed on its behalf in the Village of Fairport and State of New York on the 5th day of June, 2026.

Manning & Napier Funds Trust

By:	/s/ Paul J. Battaglia
Name: Paul J. Battaglia
Title: President

Attest:	/s/ Elizabeth Craig
Name:	Elizabeth Craig
Title:	Corporate Secretary